UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period  October 16, 2007

File No.    0-50238

J-Pacific Gold Inc.

(Name of Registrant)

1440 - 1166 Alberni Street, Vancouver, British Columbia, CANADA  V6E 3Z3

(Address of principal executive offices)

1.

Press Release dated October 9, 2007

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F 11X

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No 11X

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

J-PACIFIC GOLD INC.

(Registrant)

October 16, 2007

By:  /s/ Nicholas Ferris

Date

Nicholas Ferris, President and CEO

J-PACIFIC GOLD INC.
NEWS RELEASE No. 25, 2007

J-Pacific Intersects 12.38g Au/t over 3.24 metres at the Elizabeth Southwest Gold Vein

VANCOUVER, OCTOBER 16, 2007 - J-Pacific Gold Inc. ("J-Pacific"; TSXV - JPN, OTCBB - JPNJF) reports final assay results from the 1,725 metre (5,693 foot) core drilling program at its Elizabeth Gold Property, located in the Lillooet Mining District of British Columbia, approximately 220 kilometres (135 miles) north of Vancouver.

Results are detailed from the final 11 holes that tested the Southwest Vein. Important highlights include:

- Hole E07-48 intersects 12.38 g Au/t (0.36oz Au/t) over 3.24 metres (10.7 feet), including a 1.52 metre (5.0 foot) section grading 20.33 g Au/t (0.59 oz Au/t);
- Hole E07-44 intersects 10.52 g Au/t over 4.53 metres (0.31 oz Au/t over 15.0 feet), including a 1.31 metre (4.3 foot) section grading 9.04g Au/t (0.26 oz Au/t), and a 1.27 metre (4.2 foot) section grading 24.72 g Au/t (0.72 oz Au/t);
- Hole E07-42 intersects 10.45g Au/t (0.31oz Au/t) over 4.50 metres (14.8 feet), including a 2.00 metre (6.6 foot) section grading 17.78 g Au/t (0.52 oz Au/t);
-Hole E07-50 intersects 21.26 g Au/t (0.62 oz Au/t) over 1.15 metres (3.8 feet).

In response, John Harrop, P.Geo., J-Pacific's senior geologist, said, "This year's success was built on the careful work of previous seasons. We have achieved our goal of identifying vertical and horizontal extensions to previous intersections. The exploration team is now comparing these results with the structural data on Elizabeth to further refine future targets."

Maps illustrating the relative positions of the drill holes from the 2007 program and those of others in previous programs, along with photos, are posted on the J-Pacific website. The survey data for these holes and the assay results are presented in the tables below.

Elizabeth Gold Property 2007 Drill Program
Assay Results

Hole ID	UTM_N	UTM_E	Azimuth	Plunge	Length	Length	Level	Leval
			(degrees)	(degrees)	(m)	(feet)	(m)	(feet)
E07-38	531422	5654155	090	-65	69.4	229.0	2,429	8,016
E07-39	531125	5654066	180	-65	217.6	718.1	2,308	7,616
E07-40	531125	5653745	090	-52	154.5	509.9	2,388	7,880
E07-41	531220	5653745	149	-52	166.7	550.1	2,388	7,880
E07-42	531220	5653773	165	-65	122.0	402.6	2,418	7,979
E07-44	531220	5653773	194	-55	139.3	459.7	2,406	7,940
E07-45	531220	5653773	180	-62	142.2	469.3	2,406	7,940
E07-46	531132	5653691	115	-50	111.9	369.3	2,365	7,805
E07-47	531132	5653691	140	-55	121.0	399.3	2,365	7,805
E07-48	531108	5653668	146	-50	119.5	394.4	2,344	7,735
E07-49	531108	5653668	146	-57	44.5	146.9	2,344	7,735
E07-50	531108	5653668	140	-55	114.6	378.2	2,344	7,735

Drill Hole	Interval		Core Width		Assays
	From (m)	To (m)	m	feet	(g Au/t)	(oz Au/t)
E07-39	77.46	79.01	1.55	5.12	1.57	0.05
E07-40	35.25	36.50	1.25	4.10	2.12	0.06
and	81.45	81.95	0.50	1.65	5.62	0.16
and	150.04	154.94	4.90	16.17	1.51	0.04
E07-41	88.95	89.70	0.75	2.48	2.25	0.07
E07-42	74.53	75.35	0.82	2.71	8.09	0.24
and	76.40	80.90	4.50	14.85	10.45	0.31
including	78.90	80.90	2.00	6.56	17.78	0.52
E07-44	117.86	122.39	4.53	14.95	10.52	0.31
including	117.86	119.17	1.31	4.32	9.04	0.26
	120.26	121.53	1.27	4.19	24.72	0.72
E07-45	128.90	130.65	1.75	5.78	3.15	0.09
E07-46	82.60	83.65	1.05	3.47	2.12	0.06
E07-47	93.10	94.35	1.25	4.13	3.20	0.09
and	103.90	105.80	1.90	6.27	2.93	0.09
E07-48	97.85	101.09	3.24	10.69	12.38	0.36
including	97.85	99.37	1.52	5.02	20.33	0.59
E07-50	99.10	100.25	1.15	3.80	21.26	0.62
and	101.05	103.93	2.88	9.45	3.18	0.09

* Core-length intervals; true widths are approximately 70 to 80 per cent of reported core-length intervals.
Assays are reported in grams / metric tonne and ounces / short ton.

BACKGROUND

The 2007 drill program comprises 14 holes, totalling 1,725 metres (5,693 feet). Twelve of the holes successfully reached their intended targets. The program focused on infill drilling, to connect areas of known mineralization in the Southwest Zone, with the goal of developing sufficient new data to support a geological estimate of potential mineral resources.

The Elizabeth Gold Property is centrally located in prospective terrain 30 kilometres (18 miles) south-southwest of the permitted mill at the J-Pacific-owned Blackdome Gold Mine, and 30 kilometres (18 miles) north-northeast of the historic gold mining town of Bralorne, where over four million ounces of gold have been produced. The Elizabeth Gold Property's proximity to J-Pacific's permitted gold mill at the Blackdome Gold Mine means any eventual production from Elizabeth could be accommodated at the Blackdome facility, complementary to any future production at Blackdome. The high grades identified in several veins and its location make the Elizabeth Property an attractive exploration target that can be rapidly advanced.

Replicate samples were used during the program to check the reproducibility of higher values. Analytical work was performed by Acme Analytical Laboratories Ltd. of Vancouver, Canada, an ISO 9001 certified company. Assay work was supervised by British Columbia Certified Assayers. Samples submitted to Acme were dried and crushed to 70 per cent, passing through a 10 mesh screen (two millimetre or smaller fragments). Splits of 500 grams were taken from this material and pulverized so that 95 per cent of the material passed through a 150 mesh screen. A 30 gram sample from the fine fraction was taken for fire assay. The coarse fraction was weighed and all coarse material used for assay. A weighted average was used to combine the results to represent the gold content of the 500 gram sample. Intervals selected for replicate sampling had a second 500 gram split taken from the initial crush, which was then analyzed by fire assay and screened metallics, as described previously. Some difference in gold levels is expected, due to the natural gold variation within the samples. Variation between the replicates was within expected ranges, and the weighted average of the combined intervals did not differ significantly.

Coast Mountain Geological Ltd., a Vancouver-based geological services consulting company, is undertaking the exploration program under the supervision of John Harrop, P.Geo., J-Pacific's Senior Geologist and the qualified person for this project as defined by NI 43-101 regulations, who has reviewed and approved this news release.

From time to time, J-Pacific raises exploration funds from the issue of flow-through shares. This latest drilling program was made possible in part by flow-through financing arranged with the MineralFields Group.

For more information, visit www.jpgold.com, or call or e-mail:

Contact:
Media Inquiries:
Victor Webb/Madlene Olson
Marston Webb International
Tel: +1 (212) 684-6601
Fax: +1 (212) 725-4709
E-mail: marwebint@cs.com

Investor Relations:
Neil Murray-Lyon
Renmark Financial Communications Inc.
Tel: +1 (514) 939-3989
Fax: +1 (514) 939-3717
E-mail: nmurraylyon@renmarkfinancial.com

J-Pacific Gold Inc.
802 - 1166 Alberni Street Vancouver, BC, Canada V6E 3Z3 Tel: +1 (888) 236-5200
Fax: +1 (604) 684-6678
E-mail: info@jpgold.com

Web: http://www.jpgold.com

Statements in this press release, other than statements of historical information, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that forward-looking statements are inherently uncertain. Actual performance and results may differ materially from those projected or suggested due to certain risks and uncertainties, some of which are described below. Such forward-looking statements include comments regarding the establishment and estimates of mineral reserves [and non-reserve mineralized material], future increases in mineral reserves, the recovery of any mineral reserves, construction cost estimates, construction completion dates, equipment requirements and costs, production, production commencement dates, grade, processing capacity, potential mine life, results of feasibility studies, development, costs and expenditures. Factors that could cause actual results to differ materially include timing of and unexpected events during construction, expansion and start-up; variations in ore grade, tons mined, crushed or milled; delay or failure to receive board or government approvals; timing and availability of external financing on acceptable terms for equipment, construction, working capital and other purposes; the availability of adequate power and water supplies; the availability of adequate mining equipment; technical, permitting, mining or processing issues; and fluctuations in gold price and costs. There can be no assurance that future developments affecting the Company will be those anticipated by management.

The forecasts contained in this press release constitute management's current estimates, as of the date of this press release, with respect to the matters covered thereby. We expect that these estimates will change as new information is received and that actual results will vary from these estimates, possibly by material amounts. While we may elect to update these estimates at any time, we do not undertake to update any estimate at any particular time or in response to any particular event. Investors and others should not assume that any forecasts in this press release represent management's estimate as of any date other than the date of this press release. Additional information concerning certain risks and uncertainties that could cause actual results to differ materially from those projected or suggested is contained in the Company's filings with the Securities and Exchange Commission (SEC) over the past 12 months, copies of which are available from the SEC or may be obtained upon request from the Company.